Delisting Determination,The Nasdaq Stock Market, LLC, December 20, 2010, InfoLogix, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of InfoLogix, Inc.
(the Company), effective at the opening of the trading session on December 30, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staffs determination on April 20, 2010.
The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a decision dated July 8, 2010, granting the Company continued listing pursuant to an exception through October 18, 2010, by which date the Company was required to regain compliance with Listing Rule
5550(b)(1). However, the Company did not regain compliance by that date. On October 19, 2010, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on October 21, 2010.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 3, 2010.